
DOUGHP
LEGIT COOKIE DOUGH.

DOUGHP

2022 Report

Dear investors,

IT'S OFFICIAL! Now's your chance to invest in Doughp again on Wefunder! This morning we released a SAFE agreement community round where YOU can invest (starting at just $100!) in Doughp to help fuel our next stage of growth!

Invest in our business and join our mission to break the stigma around mental health & addiction recovery - one bite at a time!

An investment in Doughp is an investment in hope. ❤️ Thank you for all the continued support! You rock!

We need your help!

Doughp is headed to the moon, but we need your help financing our growth! We've opened a new WeFunder round to bring our community into the fold and we need your support to take on all of this upcoming growth! We are nearing profitability but need the capital to support the upcoming expansion with Kroger and more. We're raising $615k to invest in talent, marketing, and R&D. We would be so excited to have you on board.

Sincerely,

Israel Moreira

co-CEO

Kelsey Moreira

Founder & Fearless Leader

Our Mission

World Cookie Dough Domination! We are aiming to be a household name in 5 years, bringing life-changing donations to mental health & recovery advocacy along the way!

See our full profile

How did we do this year?

Report Card

A-

The Good

- Launched in more than 1000+ grocery store doors for our first year in retail.
- Had an incredibly successful roadshow with our Costco rotation; became #1 selling frozen item at Costco company wide that week!
- Scaled back our D2C business to focus on profitability and took ad management in-house, seeing 3x results.

The Bad

- Lack of marketing budget to support retail rollouts; some retailers experienced softer velocity as a result.
- Learning curve into retail that had us make some packaging updates to our branding; hoping to make product even clearer to consumers.
- Cash flow challenges as we scaled into retail forced us into a line of credit lender with high interest rate.

2022 At a Glance

January 1 to December 31


$$$$

$3,084,743 [18%]
Revenue



-$1,561,648
Net Loss


IOU!

$774,516 +3%
Short Term Debt



$2,232,000
Raised in 2022



$69,883
Cash on Hand
As of 04/11/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$3,780,746
$-1,266,374
$3,084,743
$-1,561,648
2021
2022

Net Margin: -51% | Gross Margin: 51% | Return on Assets: -229% | Earnings per Share: -$1,523.56 | Revenue per Employee: $1,542,372 | Cash to Assets: 26% | Revenue to Receivables: 2,867% | Debt Ratio: 695%

Doughp_Financials_and_CPA_Review_Report_2021_and_2022.pdf

We ❤ Our 315 Investors

Thank You For Believing In Us

Winston Ibrahim
Rae Lynn Nettles
Thomas Johnson
Jay Vee
Kwame Osei
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Daniel Wieczorek
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Hexcalibur 113
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George Richard Cunningh...
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Sean Klimson
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Matthew Powers
Joseph Marshall Touma
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Daniel Chan
Angie Lin
Beni Acevedo
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James Jackson
Connor Whitehead
Marek Nenadal
Z Z
Ryan J Vollkommer
Brian Miller
Jonathan Kent
Tara Zoe
Pamela Harris
Cristian Moreno (Cris)
Christopher Mitchell
N C
Kelly Nolan
Kirsten Eddy
Raymond Manis
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Kenneth Shelton
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Victoria Robinson
Thomas Kenaya
Clio Knowles
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Mindaugas Jakeitis
Greg Wiens
Reese Edwards
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Kiaren Rakestraw
Holly Knott
Sarah York
J A
Jessica Piacenza
Laban Crook
N C
Matt Wallington
Jennifer Jackson
Matthew Gaborcik
Morgan Othites
Jonas Boury
S.K Boone
Jason Gerlach
Stephen Grimsley
Joseph C. Oliver
Julie C Elliott
Scott Leibold
Joseph C. Oliver
Kelsey Morita
Mark Ferrance
Jon Winam
Wendy Jaroslawski
Deena Gardner
Justin M Sucher
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Sarah Peka
Tamar Matzkevich Garrett
Mallory Van Bochoven
Leslie Ledford
Gracie Kennedy
Judy Beth McCrory
Ashley DeOliveira
Jonny Price
James Knippen
Matthew Neth
Jonathan Anders
Geraldine Aladean
Mj Gottlieb
Chase McCullough
Amber Allenbaugh
Martin Aquino
Bobbi Muscara
Tony Deblauwe
Karon Joyner
Tony Murphy
Rachel Weng
Michael Alama
Kelley Polk
Jerrin Wagner
Karrye Braxton
Michael Lambrinides
Lindsay Johnson
Marco Mottola
Shayne Long
Nina Chi
Michael Drach
Robin Parrish-Green
Heidi Buhrman
Erica Williams
Kerry Witte
Henderson Watkins
Maggie Dean
Kenneth Randall
Kelsey Morita
Kelli Alexander
Sharon Freundlich
Katie Haselmann
Lynda Dietz
Jay Dan Gumm
Anthony Lavelle
David Kubick
Sheri Escartin
Branson Bowler
Issac Chappan
Victoria Walling
Sunny Devarapalli
Christopher GANNETT
Katie Powers
Jung Manopath Kuan
Aleya Barnes
Patrick POHLER
Andrew Coppola
Angele Seiler
Cristine Borowski
Frederick August Hinterm...
Everett Cook
Andrew Lindley
Stefanie Lu Vetta Marshall
Rigaud Saint Fleur
Andre Hollingsworth
Brandi Davidson
Ryan Dereska
Bill Spinelli
Mike Hoover
Frederick Jenkins
Ashlyn Bangert
Angus Mcbee
John Danesi
Daniel Hardesty
Cody X Nelson
Mick Hall
Jeremy Tanner
Jeffrey Zhang
Michael Juech
Charles Morton
Andrew Wesselschmidt
Joshua Wesolek
Ryan Soucy
Cindie McEnroe
Joseph DeLucchi
Christopher Traphagan
Alexander Nguyen
Aisha Collins
Justin Christiansen
Michele M Sweley
Rajeev Paliwal
Adam Brown
Branson Bowler
Jeremy Brick
Catherine Moculla
Dan Hamel/Michele Gorru...
Talar Coursey
Katie Powers

Thank You!

From the Doughp Team


in

Kelsey Moreira
Founder & Fearless Leader



Israel Moreira
Co-CEO

Israel is a civil engineer turned entrepreneur. He is now co-CEO@Doughp, leading its D2C expansion from 0 to $3.9m in revenue in 2y. His diverse background in engineering, consulting, and project management makes him a valuable asset to this team.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kelsey Moreira (formerly Witherow)	Co-CEO @ DOUGHP, LLC	2017

Officers

OFFICER	TITLE	JOINED
Kelsey Moreira (formerly Witherow)	Co-CEO	2017
Israel Moreira	Co-CEO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kelsey Moreira (formerly Witherow)	933,300 Class A Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2017	$100,000	Class B Units	Section 4(a)(2)
09/2018	$166,128		4(a)(6)
11/2018	$500,000	Safe	Regulation D, Rule 506(b)
07/2019	$500,000		Regulation D, Rule 506(b)
10/2020	$140,934		Other
03/2021	$500,000		Regulation D, Rule 506(b)
09/2021	$500,000		Regulation D, Rule 506(b)
11/2021	$25,000		Regulation D, Rule 506(b)
01/2022	$300,000		Other
02/2022	$50,000		Regulation D, Rule 506(b)
02/2022	$60,000		Regulation D, Rule 506(b)
04/2022	$1,822,000		Other

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/23/2019	$500,000	6.0%	20.0%	None	07/18/2022
03/05/2021	$500,000	6.0%	0.0%	$15,000,000	03/05/2023
09/21/2021	$500,000	6.0%	0.0%	$15,000,000	03/05/2023
11/23/2021	$25,000	6.0%	0.0%	$15,000,000	11/16/2023
02/01/2022	$50,000	6.0%	0.0%	$21,000,000	02/11/2024
02/11/2022	$60,000	6.0%	0.0%	$21,000,000	02/11/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CU
Shopify Capital	10/15/2020	$140,934	$0	6.0%	01/31/2021	
Ampla LLC	01/21/2022	$300,000	$292,243	18.0%	04/30/2028	Ye
Small Business Administration	04/14/2022	$1,822,000	$1,882,624	3.75%	05/28/2050	Ye

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Class A Common Stock	4,000,000	933,300	Yes
Class B Common Stock	1,000,000	92,950	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company online business presents risks as there are other businesses required to keep the operations moving; including the e-commerce platform itself. Any outages in those platforms may impact the Company's overall revenues and distributions to investors. The Company is also an early stage company with a relatively limited operating history and limited history of revenues to evaluate seasonality and revenue trends. A significant part of expected revenue growth in 2023 comes from the national expansion with Kroger and the opportunity with a large brick & mortar cookie retailer. Should these opportunities not materialize, revenue projections will be significantly different.

The Company currently buys all of its product lines exclusively from two co-manufacturers in the Las Vegas, NV metropolitan region. Management believes other suppliers could not provide comparable terms due to strong relationships with the suppliers, particularly in MOQs and product development. The long term strategy plan includes bicoastal distribution but only if savings in freight outweigh any disadvantages with suppliers. The Company operates exclusively in the consumer foods industry, with operating segments aggregated into two reportable segments: 1. Direct to Consumer, and 2. Retail. In 2021, DTC represented 96% of revenue vs 4% in retail, whereas in 2022 DTC was responsible for 73% of revenue, while Retail grew to 27%. As of December 31, 2022, yearly retail sales can be attributed mainly to five large retailers. About 50% of the year's retail (or 14% of total year's revenues) sales came from Costco, while the other half (14% of total revenue) was split across Walmart, Target, Meijer, and Kroger. Should any or all of those relationships be compromised, our sales may change dramatically.

Our future success depends on the efforts of a small management team. The loss of

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The cookie dough trend is taking off. There's no guarantee how long the craze will last. We are hoping to capitalize on it quickly, and hope the nostalgia has a longer lasting value-add than the cupcake craze or froyo trends.

There is competition in the cookie dough space. We've built a memorable brand, an amazing product, and a stellar team in Kelsey and Iz; but we're in a fight for market share / brand recognition amongst competing brands, such as Nestle, Pilsbury, Ben & Jerry's, and others. If we don't move quickly enough, we risk allowing other brands to stake claim in these areas. Thus far, Doughp has been successful in retaining product differentiation and brand awareness. That may not be the case on-going.

The Company uses outsourced companies for manufacturing, fulfillment, and logistics. Though management takes several steps to verify their quality control and quality assurance processes, there may be delays and mistakes that are outside of Doughp's control. Management will always work to mitigate issues that arise but that will come with added costs both to the bottom line and Company's reputation.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

DOUGHP, INC.

- Nevada Corporation
- Organized November 2018
- 2 employees

1810 E Sahara Ave
Ste 346
Las Vegas NV 89104

http://www.doughp.com

Business Description

Refer to the Doughp profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Doughp has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.